Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated January 16, 2013

JPMorgan Chase & Co.

Medium-Term Notes, Series E
Capped Leveraged Buffered Basket-Linked Notes due 2015
(Linked to a Weighted Basket Composed of the MSCI EAFE® Index and the iShares MSCI® Emerging Markets
Index Fund)

As described in pricing supplement no. 845 dated November 12, 2012 relating to Capped Leveraged Buffered Basket-Linked Notes due 2015 (Linked to a Weighted Basket Composed of the MSCI EAFE® Index and the iShares MSCI® Emerging Markets Index Fund), the initial basket level applicable to the notes (CUSIP: 48126DGN3; ISIN: US48126DGN30) is the lowest basket closing level during the observation period, where the observation period consists of each day from and including the trade date (November 12, 2012) to and including January 14, 2013.[1] Terms used but not defined in this free writing prospectus have the meanings set forth in the pricing supplement no. 845 dated November 12, 2012.

The lowest basket closing level during the observation period occurred on November 16, 2012, and the basket closing level on that date was 98.2491. Accordingly, the initial basket level applicable to the notes is 98.2491.

For the avoidance of doubt, the reference to "the cap level of 12.15%" in the first bullet point under "Payment on the stated maturity date" on page PS-3 of pricing supplement no. 845 dated November 12, 2012 should have read "the cap level of 112.15%."

You should read this free writing prospectus together with the prospectus dated November 14, 2011, as supplemented by the prospectus supplement dated November 14, 2011 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 4-I dated November 14, 2011, underlying supplement no. 1-I dated November 14, 2011 and pricing supplement no. 845 dated November 12, 2012.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Pricing supplement no. 845 dated November 12, 2012:
  http://www.sec.gov/Archives/edgar/data/19617/000089109212006715/e50717_424b2.pdf

- Product supplement no. 4-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007593/e46160_424b2.pdf

- Underlying supplement no. 1-I dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007615/e46154_424b2.pdf

- Prospectus supplement dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007578/e46180_424b2.pdf

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[1] If the calculation agent determines that a market disruption event has occurred with respect to either basket underlier on any day during the observation period or if any day during the observation period is not a trading day, the basket closing level on that day is not referenced in the determination of the initial basket level.

- Prospectus dated November 14, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211007568/e46179_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the "SEC") for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and the prospectus supplement, as well as any product supplement, underlying supplement and pricing supplement if you so request by calling toll-free 800-576-3529